UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-36896

Chaince Digital Holdings Inc.

(Registrant’s name)

1330 Avenue of the Americas, Fl 33,

New York, NY 10019

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Resignation of Sun Qian as Director and Chief Operating Officer

On December 22, 2025, the board of the directors (the “Board”) of Chaince Digital Holdings Inc. (the “Company”) received and accepted the resignation of Sun Qian as a director of the Board. Ms. Qian also resigned as Chief Operating Officer of the Company. Ms. Qian’s resignation was voluntary and not a result of any disagreement with the Company, the Board, management, or any matter related to the operations, policies, or practices of the Company. The Company wishes to express its gratitude to Ms. Qian for her service to the Company and the Board during her tenure.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chaince Digital Holdings Inc.

Date: December 22, 2025	By:	/s/ Shi Qiu
	Name:	Shi Qiu
	Title:	Chief Executive Officer